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02060478

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DEC 17 2002

THOMSON FINANCIAL

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FILE NO. 82- 5058

FISCAL YEAR 1-1-01

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INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DATE : 12/9/02

ВІДКРИТЕ АКЦІОНЕРНЕ ТОВАРИСТВО

"ЦЕНТРЕНЕРГО"

РІЧНИЙ ЗВІТ 2001



ANNUAL REPORT 2001

CENTRENERGO

OPEN JOINT STOCK COMPANY


СЕРТИФІКАТ
МЕННИХ АКЦІЙ
№ 00
проста
Відкрите акціонерне товариство
"Державна енергогенеруюча компанія Центренерго"
22927045
0,25















Основною метою діяльності ВАТ "Центренерго" є отримання прибутку, стабільний виробіток електричної та теплової енергії, досягнення найкращих виробничих та фінансових показників діяльності, в інтересах акціонерів.

ЗМІСТ









CONTEINS



ОСНОВНІ ПОКАЗНИКИ ДІЯЛЬНОСТІ

ПОКАЗНИК	1999	2000	2001
Виробництво електроенергії, *млн. кВтг.*	18 726,8	16 486,2	16 980,9
Витрати на власні потреби, *млн. кВтг.*	1 364,5	1 156,8	1 200,7
Відпуск електроенергії, *млн. кВтг.*	17 362,4	15 329,4	15 780,3
Відпуск теплоенергії, *тис. Гкал.*	504,5	428,7	427,3
Встановлена потужність, *Мвт.*	7 550,0	7 550,0	7 550,0
Робоча потужність, *Мвт.*	4 730,3	2 400,2	2 637,4

ВИРОБНИЦТВО ЕЛЕКТРОЕНЕРГІЇ


20 000
10 000
МЛН. КВТГ.
18 726,8
16 486,2
16 980,9
1999
2000
2001

ЧИСТИЙ ДОХОД ВІД РЕАЛІЗАЦІЇ


2 000 000
0
ТИС. ГРН.
1 933 274
1 532 458
1 792 304
1999
2000
2001

ЧИСТИЙ ПРИБУТОК


130 000
0
- 5 000
ТИС. ГРН.
63 413
- 1 695
129 850
1999
2000
2001

ВСЬОГО АКТИВИ


5 000 000
0
ТИС. ГРН.
2 723 122
2 930 322
4 992 549
1999
2000
2001

ПОКАЗНИК	1999	2000	2001
Чистий доход від реалізації, *тис. грн.*	1 933 274	1 532 458	1 792 304
Прибуток (збиток) до оподаткування, *тис. грн.*	134 355	– 1 695	229 622
Чистий прибуток (збиток), *тис. грн.*	63 413	– 1 695	129 850
Чистий доход на акцію, *грн.*	5,2334	4,1484	4,8518
Чистий прибуток на акцію, *грн.*	0,171	– 0,0045	0,3515
Всього активи, *тис. грн.*	2 723 122	2 930 322	4 992 549
Рентабельність активів, *(ROA)*	0,0268	– 0,0006	0,0328
Рентабельність власного капіталу, *(ROE)*	0,1054	– 0,0077	0,1



Голова Правління –
Генеральний директор **О.О. Соловйов**

ШАНОВНІ АКЦІОНЕРИ

У минулому році тривали процеси реформування енергетики України, пов'язані із структурною перебудовою галузі, подальшим розвитком та вдосконаленням ринку енергетики.

Незважаючи на те, що енергогенеруючі компанії продовжували працювати в умовах дефіциту палива, неповної оплати відпущеної електроенергії, стали помітні й позитивні тенденції в їх роботі.

Для ВАТ "Центренерго" 2001 рік став роком позитивних змін і досягнень. Компанії вдалося підвищити рівень ефективності у виробництві, поліпшити фінансовий стан. Цьому сприяло послідовне втілення обраної стратегії розвитку: цілеспрямована робота над забезпеченням ТЕС Компанії паливом в умовах нестабільності ринків паливних ресурсів; продумана технічна політика, спрямована на своєчасне проведення ремонтів енергоблоків; покращення розрахунків ДП "Енергоринок" за відпущену електроенергію.

В 2001 році нам вдалося довести виробіток електроенергії майже до 17 млрд. кВтг., що збільшило частку Компанії в загальноукраїнському виробництві до 9,9%. Істотне поліпшення розрахунків за електроенергію дозволило стати Компанії однією з найбільш прибуткових енергогенеруючих компаній ТЕС України. Становлення плідної співпраці з національними та іноземними партнерами ми розглядаємо як важливу мету на даному етапі розвитку Компанії. Цей рік став важливим у впровадженні спільного проекту ВАТ "Центренерго" і Консорціуму "Заміщення ЧАЕС, Зміївська ТЕС", завершити який плануємо у листопаді 2002 році. Результатом проекту має стати реконструкція та введення в дію сучасного енергоблоку. Досвід успішної співпраці із зарубіжними партнерами буде корисним не лише нашій Компанії, але й галузі загалом.

Також ми сподіваємося, що 2002 рік стане важливим у підготовці до завершення приватизації Компанії, подальшому вдосконаленні організаційної структури Компанії та поліпшенні чинної системи розрахунків на енергетичному ринку держави.

Ми і надалі будемо прагнути до нарощування виробничого потенціалу і досягнення найкращих фінансових показників у роботі Компанії в інтересах акціонерів, співробітників, інвесторів і держави.

Голова Правління –
Генеральний директор

О.О. Соловйов



ЗАГАЛЬНА ІНФОРМАЦІЯ



ВАТ "Центренерго" є однією з провідних енергогенеруючих компаній України. До складу Компанії входять три теплових електростанції: Вуглегірська, Зміївська та Трипільська. Сумарна встановлена потужність блочного обладнання цих електростанцій становить 7 550 МВт або 14,7% від встановленої потужності всієї електроенергетики України. За показником встановленої потужності ВАТ "Центренерго" посідає четверту позицію серед енергогенеруючих компаній України. Генеруючі потужності Компанії розташовані в найбільш промислово розвинених регіонах держави – Київській, Донецькій та Харківській областях.

СТРУКТУРА ВСТАНОВЛЕНОЇ ПОТУЖНОСТІ В УКРАЇНІ


НАЕК "Енергоатом" 23,0%
Компанії ГЕС 9,2 %
"Донбасенерго" 14,8%
"Дніпроенерго" 15,9 %
Інші джерела генерації 13,4 %
"Західенерго" 9,2 %
"Центренерго" 14,7 %

На електростанціях Компанії встановлено 23 енергоблоки потужністю від 175 МВт до 800 МВт, з яких 18 блоків – вугільні, а 5 призначені для використання газомазутного палива. В 2001 році електростанціями Компанії було вироблено 16 981 млн. кВтг. електроенергії. За цим показником Компанія посіла четверте місце серед енергогенеруючих компаній України.

Електростанції Компанії мають вигідне географічне розташування. *Вуглегірська ТЕС* – найпотужніша станція Компанії, вона розташована в індустріально розвинутому Донбаському регіоні України, який характеризується наявністю великої кількості енергоємних промислових підприємств та близькістю до кордонів з Росією.

Зміївська ТЕС розташована на території Харківської області, яка має розвинуту промисловість та сільське господарство. Вона є найбільшим енергогенеруючим об'єктом на території Харківської області.

Третя електростанція Компанії – *Трипільська ТЕС* – розташована поблизу Києва й після закриття Чорнобильської АЕС залишається найпотужнішим джерелом електроенергії на території Київської області.

Безперебійну та ефективну роботу всіх складових підрозділів Компанії у 2001 році забезпечували 9 350 висококваліфікованих спеціалістів та управлінців.

КАРТА РОЗМІЩЕННЯ ГЕНЕРУЮЧИХ ПОТУЖНОСТЕЙ КОМПАНІЇ


БІЛОРУСЬ
РОСІЯ
ПОЛЬЩА
Трипільська ТЕС
КИЇВ
Зміївська ТЕС
МОЛДОВА
Вуглегірська ТЕС
РУМУНІЯ



ГЕНЕРУЮЧІ ПОТУЖНОСТІ ВАТ "ЦЕНТРЕНЕРГО"

СТАНЦІЯ	ХАРАКТЕРИСТИКА ПОТУЖНОСТІ, № БЛОКА – ПОТУЖНІСТЬ (МВт)	ВВЕДЕННЯ В ЕКСПЛУАТАЦІЮ	ВИД ПАЛИВА, ЩО СПОЖИВАЄТЬСЯ
Вуглегірська ТЕС	**Загальна потужність 3 600 МВт**		
Енергоблоки	1 – 300	01. 12. 1972 р.	Основне – вугілля,
	2 – 300	01. 05. 1973 р.	резервне – газ, мазут
	3 – 300	01. 09. 1973 р.	
	4 – 300	01. 12. 1973 р.	
	5 – 800	01. 07. 1975 р.	Основне – мазут,
	6 – 800	01. 01. 1976 р.	резервне – газ
	7 – 800	01. 01. 1977 р.	
Зміївська ТЕС	**Загальна потужність 2 150 МВт**		
Енергоблоки	1 – 175	01. 12. 1960 р.	Основне – вугілля,
	2 – 175	01. 12. 1961 р.	резервне – газ, мазут
	3 – 175	01. 12. 1962 р.	
	4 – 175	01. 12. 1963 р.	
	5 – 175	01. 08. 1964 р.	
	6 – 175	01. 06. 1965 р.	
	7 – 275	01. 09. 1966 р.	
	8 – 275	01. 11. 1967 р.	
	9 – 275	01. 08. 1968 р.	
	10 – 275	01. 12. 1969 р.	
Трипільська ТЕС	**Загальна потужність 1 800 МВт**		
Енергоблоки	1 – 300	01. 03. 1969 р.	Основне – вугілля,
	2 – 300	01. 09. 1970 р.	резервне – газ, мазут
	3 – 300	01. 11. 1970 р.	
	4 – 300	01. 12. 1970 р.	
	5 – 300	01. 12. 1971 р.	Основне – мазут,
	6 – 300	01. 12. 1972 р.	резервне – газ









ВИРОБНИЧА ДІЯЛЬНІСТЬ У 2001 РОЦІ

ВИРОБНИЦТВО ЕЛЕКТРОЕНЕРГІЇ

У 2001 році електростанціями Компанії вироблено 16 980,9 млн. кВтг. електроенергії, що на 3,0% більше ніж у 2000 році. Основний приріст виробництва забезпечила Вуглегірська ТЕС – 19,9% та Зміївська ТЕС – 2,7%, Трипільська ТЕС в 2001 році скоротила виробництво електроенергії на 13,2%. Збільшення виробництва електроенергії стало наслідком ефективних дій менеджменту ВАТ "Центренерго" у поліпшенні забезпечення ТЕС паливом, своєчасному проведенні ремонтів енергоблоків, поліпшенні розрахунків Компанії за поставлене паливо та – ДП "Енергоринок" за відпущену електроенергію.

Частка Компанії в зальному виробництві електроенергії в Україні склала в 2001 році 9,9%, в 2000 році вона становила 9,7%.

СТРУКТУРА ПОТУЖНОСТЕЙ КОМПАНІЇ, МВт


Трипільська ТЕС
1 800
Вуглегірська ТЕС
3 600
Зміївська ТЕС
2 150

СТРУКТУРА ВИРОБНИЦТВА ЕЛЕКТРОЕНЕРГІЇ, млн. кВтг


Трипільська ТЕС
4 801,8
Вуглегірська ТЕС
6 515,9
Зміївська ТЕС
5 663,3

ТЕПЛОПОСТАЧАННЯ

У 2001 році Компанія зменшила виробництво теплоенергії та відпуск тепла з гарячою водою й парою на 0,33%.

Встановлена теплова потужність електростанцій Компанії складає 1 046 Гкал/год. Наявна потужність на кінець 2001 року склала 1 046 Гкал/год.

Температурний графік у мережі протягом 2001 року ВАТ "Центренерго" дотримувала на рівні 130/70 °С.

Стан теплових мереж Компанії відповідає технічним вимогам експлуатації. У 2001 році Компанія виконала заплановані обсяги ремонтних робіт з налагодження та випробування мереж.





СТРУКТУРА ТЕПЛОВОЇ ПОТУЖНОСТІ КОМПАНІЇ, Гкал/год


Зміївська ТЕС
339
Трипільська ТЕС
196
Вуглегірська ТЕС
511

ВІДПУСК ТЕПЛА СТАНЦІЯМИ КОМПАНІЇ В 2001 РОЦІ, тис.Гкал


Зміївська ТЕС
191,9
Трипільська ТЕС
108,0
Вуглегірська ТЕС
127,3



ЗАБЕЗПЕЧЕННЯ ПАЛИВОМ

Для забезпечення паливом теплових електростанцій в 2001 році Компанія укладала прямі договори на постачання вугілля безпосередньо з Державними холдинговими компаніями, об'єднаннями та самостійними підприємствами з видобування та збагачення вугілля. Марки та якісні характеристики вугілля відповідали умовам спалювання в котлах ТЕС.

Головними видами палива, що надходило в 2001 році на станції Компанії, були вугілля та газ, топковий мазут надходив у незначній кількості.

Основними постачальниками вітчизняного вугілля були вуглевидобувні підприємства Донецької та Луганської областей.

Здійснювались поставки імпортного вугілля з Російської Федерації, – Ростовської та Кемеровської областей.

Основним постачальником газу був НАК "Нафтогаз України".

Газ та мазут використовуються для підсвічування вугілля, в якості резервного палива та для спалювання на газомазутних блоках.

ВАТ "Центренерго" серед енергогенеруючих компаній ТЕС України займає друге місце за найменшим рівнем споживання умовного палива – (384,2 г/кВтг.) та перше місце за найменшим рівнем витрат на власні потреби (6,94%).

СТРУКТУРА СПОЖИВАННЯ ПАЛИВА ВАТ "ЦЕНТРЕНЕРГО" ЗА 1999 - 2001 РОКИ

ПАЛИВО	1999			2000			2001		
	т. тонн, млн.м³	% у структурі	грн./т, грн./т.м³	т. тонн, млн.м³	% у структурі	грн./т, грн./т.м³	т. тонн, млн.м³	% у структурі	грн./т, грн./т.м³
Вугілля	5 900,6	55	130,94	4 731,1	51,8	127,99	5 747,5	64,5	147,21
Мазут	46,1	0,9	265,52	16,9	0,4	396,63	56,3	1,2	475,27
Газ	2 628,3	44,1	282,59	2 483,1	47,8	299,53	1 860,5	34,3	315,68

СТАН РОЗРАХУНКІВ ЗА ЕЛЕКТРОЕНЕРГІЮ

В порівнянні з попередніми роками у ВАТ "Центренерго" значно зросла оплата за відпущену товарну продукцію. У 2001 році Компанія відпустила на ринок товарної продукції на суму 2 139 619,7 тис. грн. Рівень оплати за товарну продукцію в 2001 році склав 98% або 2 110 612,9 тис. грн. Відсоток оплати за відпущену електроенергію значно перевищив показники минулих років.

Протягом року Компанії вдалося скороти ти поточну заборгованість перед кредиторами на 382,7 млн. грн. або на 16,4% та склала на кінець року 1 908,9 млн. грн.; дебіторська заборгованість Компанії збільшилась на 113,5 млн. грн. або на 8% та становить на кінець року 1 525,6 млн. грн.

Таким чином, різниця між кредиторською та дебіторською заборгованістю скоротилася в 2001 році на 496 млн. грн. та становить на 01.01.2002 року 383 млн. грн.

НАДХОДЖЕННЯ ГРОШОВИХ КОШТІВ ПРОТЯГОМ 2001 РОКУ, тис. грн.


350000
300000
250000
200000
150000
100000
50000
0
37 041
38 910
53 673
37 831
36 494
42 114
60 521
39 041
49 455
43 828
68 793
192 078
117 302
101 677
110 178
109 866
92 659
95 140
92 159
121 118
129 938
141 929
112 483
186 385
січень
лютий
березень
квітень
травень
червень
липень
серпень
вересень
жовтень
листопад
грудень

Грошова оплата за відпущену продукцію

Надходження грошових коштів з ДП "Енергоринок" у відповідності до Постанов і Розпоряджень КМУ

ОРГАНИ УПРАВЛІННЯ

ПРАВЛІННЯ

СОЛОВЙОВ
ОЛЕКСАНДР
ОЛЕКСАНДРОВИЧ,
Генеральний директор – Голова Правління

ГАРКАВЕНКО
МИКОЛА
ПЕТРОВИЧ,
Заступник Генерального директора з економіки

САЛИМОН
МИХАЙЛО
ПАНТЕЛІЙОВИЧ,
Заступник Генерального директора

ДОВГОТЕЛЕС
ГРИГОРІЙ
АРСЕНТІЙОВИЧ,
директор Трипільської ТЕС

ЄРМОЛЕНКО
АЛЬБЕРТ
ВАСИЛЬОВИЧ,
директор Зміївської ТЕС

СПОСТЕРЕЖНА РАДА

КОДАНЬОВА
ВАЛЕНТИНА
ТИМОФІЇВНА,
Голова Спостережної Ради

БОРИСЕНКО
ВОЛОДИМИР
ЯКОВИЧ,
член Спостережної Ради

ДАЦИШИН
БОГДАН
ЯКОВИЧ,
член Спостережної Ради

КАЛІНІЧЕНКО
ЛАРИСА
ВАСИЛІВНА,
член Спостережної Ради

МАМЧІЙ
ЛІЛІЯ МИКОЛАЇВНА,
член Спостережної Ради

ПОЗДНЯКОВ
АНАТОЛІЙ
ОЛЕКСІЙОВИЧ,
член Спостережної Ради

ПРОСКУРКІН
ВОЛОДИМИР
ПАВЛОВИЧ,
член Спостережної Ради

РОГОВ
ВОЛОДИМИР
МИТРОФАНОВИЧ,
член Спостережної Ради

ЯЦКЕВИЧ
СТАНІСЛАВ
ВОЛОДИМИРОВИЧ,
член Спостережної Ради

РЕВІЗІЙНА КОМІСІЯ

ФРИЦЬКА
ЛЮБОВ ВАСИЛІВНА
Голова Ревізійної комісії

КАСТЕЛЬНЮК
ГАННА ГНАТІВНА
член Ревізійної комісії

РАЧУК
ОЛЕГ ОЛЕКСАНДРОВИЧ
член Ревізійної комісії



ВАТ "ДЕРЖАВНА ЕНЕРГОГЕНЕРУЮЧА КОМПАНІЯ "ЦЕНТРЕНЕРГО"



СОЛОВЙОВ
Олександр
Олександрович

Генеральний директор – Голова Правління



ГАРКАВЕНКО
Микола Петрович

Заступник Генерального директора з економіки, член Правління



ЦВЕЛИХ
Ірина
Веніамінівна

Головний бухгалтер ВАТ "Центренерго"



САЛИМОН
Михайло Пантелійович

Заступник Генерального директора з виробничих та технічних питань, член Правління



ЄРМОЛЕНКО
Альберт Васильович

Директор Зміївської ТЕС, член Правління



ДОВГОТЕЛЕС
Григорій
Арсентійович

Директор Трипільської ТЕС, член Правління

РУБАНІК
Степан Іванович

Заступник Генерального директора з кадрового, трудового, господарського забезпечення та охорони праці



ТАРАЩУК
Олег
Станіславович

Заступник Генерального директора з паливного та матеріально-технічного забезпечення



ПАНАСОВСЬКИЙ
Олег
Григорович

Директор Вуглегірської ТЕС





СТРУКТУРА УПРАВЛІННЯ ВАТ "ЦЕНТРЕНЕРГО"

Фонд державного майна України — акціонер, який представляє державу

Міністерство палива та енергетики України — уповноважена особа з управління державними корпоративними правами

ЗАГАЛЬНІ ЗБОРИ АКЦІОНЕРІВ

ФІЗИЧНІ ОСОБИ 4,3%

ЮРИДИЧНІ ОСОБИ 17,4%

ДЕРЖАВА 78,3%

СПОСТЕРЕЖНА РАДА

РЕВІЗІЙНА КОМІСІЯ

ПРАВЛІННЯ

ГОЛОВА ПРАВЛІННЯ ГЕНЕРАЛЬНИЙ ДИРЕКТОР

ВИКОНАВЧА ДИРЕКЦІЯ

ЗАСТУПНИК ГЕНЕРАЛЬНОГО ДИРЕКТОРА З ЕКОНОМІКИ

ЗАСТУПНИК ГЕНЕРАЛЬНОГО ДИРЕКТОРА З ВИРОБНИЦТВА ТА ТЕХНІЧНОЇ ПОЛІТИКИ

ЗАСТУПНИК ГЕНЕРАЛЬНОГО ДИРЕКТОРА З ПАЛИВНОГО ТА МАТЕРІАЛЬНО-ТЕХНІЧНОГО ЗАБЕЗПЕЧЕННЯ

ЗАСТУПНИК ГЕНЕРАЛЬНОГО ДИРЕКТОРА З КАДРОВОГО, ТРУДОВОГО, ГОСПОДАРСЬКОГО ЗАБЕЗПЕЧЕННЯ ТА ОХОРОНИ ПРАЦІ

ГОЛОВНИЙ БУХГАЛТЕР

ТРИПІЛЬСЬКА ТЕС

ЗМІЇВСЬКА ТЕС

ВУГЛЕГІРСЬКА ТЕС

"РЕМЕНЕРГО"



ПРОГРАМА РЕКОНСТРУКЦІЇ ТА ІННОВАЦІЙНІ ПРОЕКТИ

Однією із стратегічних задач Компанії є впровадження сучасних технологій.

Внаслідок значного терміну експлуатації виробничих потужностей електростанцій Компанії пріоритетним напрямком інвестування стала розробка та реалізація програм з реконструкції та модернізації обладнання на всіх ТЕС Компанії.

Так, Компанією були розроблені пропозиції щодо технічної реконструкції електростанцій, яку заплановано реалізувати в три етапи. На першому етапі передбачено проведення "малої" реконструкції з метою підвищення економічних та екологічних показників роботи енергоблоків та подовження їх виробничого ресурсу. На другому етапі реконструкції передбачено продовжити термін роботи електростанцій Компанії на 10 – 15 років і досягти суттєвого підвищення їх економічних і екологічних характеристик. Третій етап передбачає повну заміну морально застарілого обладнання і технічне переозброєння електростанцій Компанії з використанням передових енергетичних технологій і обладнання.

ВАТ "Центренерго" в 2001 році здійснювало унікальний проект реконструкції енергоблоку №8 Зміївської ТЕС. При реконструкції Зміївської ТЕС Компанія першою в Україні запровадила технологію спалювання низькосортового високозольного антрацитового вугілля, що дозволить Компанії знизити витрати природного газу, збільшити потужність енергоблоку та зменшити викиди парникових газів.

Реконструкція енергоблоку здійснюється за участю іноземних компаній, об'єднаних в консорціум на чолі з фірмою Siemens Aktiengesellschaft (Німеччина). В роботах з проектування, виготовлення та постачання паливного обладнання приймають участь провідні німецькі компанії – L.&C. Steinmuller, Babcock Borsig Power та EVT Energie – und Verfahrenstechnik GmbH.



З української сторони в проекті приймають участь харківські підприємства: Центральне конструкторське бюро зі створення, модернізації та реконструкції тепломеханічного обладнання електростанцій "Енергопрогрес", ВАТ "Турбоатом", "Електротяжмаш". Завершення проекту реконструкції енергоблоку та його здача у комерційну експлуатацію заплановано на листопад 2002 року.

У 2001 році Компанія продовжувала виконання програми модернізації та заміни діючого устаткування і впровадження нових технологій, розрахованої до 2010 року на Вуглегірській ТЕС.

На Трипільській ТЕС Компанією була проведена планова повузлова заміна деталей турбін, що виробили свій ресурс.

Програма розвитку Компанії на період 2001 – 2010 років передбачає оптимізацію внутрішніх можливостей за рахунок організації бюджетного управління фінансовими потоками та впровадження оперативного контролю ТЕС на базі сучасних інформаційних технологій.



ЦІННІ ПАПЕРИ КОМПАНІЇ


СЕРТИФІКАТ
ІМЕННИХ АКЦІЙ
проста
№ 005493
Серія А
Відкрите акціонерне товариство
"Державна енергогенеруюча компанія Центренерго"
Дата випуску
Номінальна вартість одн
Кількість ак
369 407 108
Код випуску цінного папера
СЕР
ІМЕН
СЕРТИФІ
ІМЕННИХ
E
F
D

КОТИРУВАННЯ АКЦІЙ

Акції Компанії протягом 2001 року користувались значним попитом на Першій фондовій торгівельній системі (ПФТС) та входять до її індексного кошику.

Включення цінних паперів Компанії до індексу ПФТС, високий рівень їх ліквідності, входження з 1997 року до першого рівня лістингу на ПФТС і постійне перебування в трійці українських цінних паперів, що найбільше торгуються, також свідчить про високий рейтинг Компанії в енергетиці України.

Курсова вартість акцій ВАТ "Центренерго" на ПФТС протягом 2001-го року коливалась у межах 1-3,5 їх номінальної вартості.

Спроби привести до банкрутства та продажу активів ряду енергогенеруючих компаній України негативно вплинули на ринкову вартість акцій всіх компаній енергетичної галузі. Хоча несприятлива ринкова кон'юнктура позначилась на курсі акцій Компанії її ринкова капіталізація на кінець 2001 року склала 97,8 млн. грн.

За підсумками роботи у 2001 Компанія отримала прибуток у розмірі 129,85 млн. грн., з них 64,9 млн. грн. планується спрямувати на виплату дивідендів.

Особливий оптимізм викликає збільшення власних активів Компанії в 1,7 разів та заплановане збільшення номінальної вартості акцій у 5,2 рази, з 0,25 грн. до 1,3 грн. після проведення чергових загальних зборів акціонерів.

На ці позитивні тенденції миттєво відреагував вторинний ринок – збільшенням попиту на акції та зростанням їх курсової вартості.

У 2001 році відношення капіталізації Компанії до обсягів її продажів (P/S) склало 0,0546, відношення капіталізації до прибутку (P/E) – 0,7537.

Цінні папери Компанії є достатньо привабливими для інвесторів у зв'язку з покращенням фінансових показників у 2001 році та запланованою приватизацією енергогенеруючих компаній.



КОТИРУВАННЯ АКЦІЙ ВАТ "ЦЕНТРЕНЕРГО" В ПФТС В 2001 РОЦІ



грн.
4,0
3,0
2,0
1,0
0
10.08.1997
01.14.1998
04.08.1998
07.02.1998
09.25.1998
12.18.1998
03.24.1999
06.22.1999
10.05.1999
12.30.1999
04.21.2000
08.03.2000
10.27.2000
02.01.2001
05.03.2001
08.08.2001
11.05.2001
02.04.2002
Максимальна ціна купівлі
Мінімальна ціна продажу
Ціна котировки

АКЦІОНЕРНИЙ КАПІТАЛ

Статутний фонд Компанії складає 92 351 777 грн. та поділений на 369 407 108 простих іменних акцій номінальною вартістю 0,25 грн.

У державній власності знаходяться 78,29% акцій Компанії, якими керує ФДМУ. Із них 50% плюс 1 акція закріплені в державній власності до 10 листопада 2001 року, 21,71% акцій Компанії реалізовано за пільговою підпискою (працівники – 11,71%, менеджмент – 10%). Більшість із цих акцій викуплено у трудового колективу та реалізуються на позабіржовому ринку. Найбільшими номінальними утримувачами акцій Компанії є ВАТ "МФС", "Альфа-Капітал" та "ING Barings Ukraine".

СТРУКТУРА АКЦІОНЕРНОГО КАПІТАЛУ



ЮРИДИЧНІ ОСОБИ 17,4%
ФІЗИЧНІ ОСОБИ 4,3%
ФОНД ДЕРЖАВНОГО МАЙНА УКРАЇНИ 78,3%

ПРОГРАМА АМЕРИКАНСЬКИХ ДЕПОЗИТАРНИХ РОЗПИСОК

Компанія в жовтні 2000 року розпочала програму випуску та розміщення ADR першого рівня. 16 жовтня 2000 року було підписано договір з The Bank of New York про випуск Американських депозитарних розписок (ADR) 1-го рівня. Банком депозитарієм виступив The Bank of New York, локальним зберігачем – ING Barings Ukraine.

Інвестиційна компанія "Драгон Капітал" виступає фінансовим радником ВАТ "Центренерго" за програмою ADR. У якості юридичних радників ВАТ "Центренерго" виступають Baker&McKenzie та Lawrence Graham.

З третього листопада 2001 року ADR Компанії (CTEUY) котируються на австрійській фондовій біржі Newex у Відні.

Одна ADR рівна 50 акціям ВАТ "Центренерго". Обсяг випуску ADR обмежений величиною в 21,7% від загальної кількості акцій, оскільки державі належить 78,3% акцій.

У подальших планах Компанії реалізація програми ADR 3-го рівня, що дозволить залучати додаткові інвестиційні кошти з метою подальшого розвитку.


THE BANK OF NEW YORK
AMERICAN DEPOSITARY RECEIPT
FOR ORDINARY SHARES OF
THE PAR VALUE OF 0.25 HRYVNIA EACH OF
STATE OPEN JOINT STOCK POWER GENERATING COMPANY
"CENTERENERGO"
(INCORPORATED UNDER THE LAWS OF UKRAINE)
NUMBER
(Each American Depositary Share represents fifty (50) deposited Shares)
SEE REVERSE FOR CERTAIN DEFINITIONS
CUSIP 151880 10 1
The Bank of New York, a New York banking corporation, as Depositary (the "Depositary"), hereby certifies that
SPECIMEN
Dated:
Countersigned:
THE DEPOSITARY'S CORPORATE TRUST OFFICE ADDRESS IS 101 BARCLAY STREET, NEW YORK, N.Y. 10286
AUTHORIZED OFFICER
THE BANK OF NEW YORK,
as Depositary
By:
KENNETH A. LOPIAN
SENIOR VICE PRESIDENT



АНАЛІЗ ФІНАНСОВИХ РЕЗУЛЬТАТІВ ДІЯЛЬНОСТІ

Аналіз фінансових результатів діяльності Компанії за 2001 рік засвідчує позитивні зміни в розвитку Компанії.

За підсумками 2001 року прибуток Компанії склав 129,8 млн. грн., чистий доход зріс на 116,9% та склав 1 792,3 млн. грн.

Валюта балансу ВАТ "Центренерго" за підсумками 2001 року становить 4 992,5 млн. грн., приріст протягом року становив 2 062, 2 млн. грн. або 170,4%.

Поточні зобов`язання Компанії перед кредиторами та бюджетом скоротились протягом року на 382,7 млн. грн., або на 16,7%, та склали на кінець року 1 908,9 млн. грн.

Дебіторська заборгованість за товари, роботи, послуги протягом року збільшилась на 8% та становила на кінець року 1 525,6 млн. грн.

Грошові кошти та їх еквіваленти зросли на кінець періоду на 7,9 млн. грн., або на 264%.

АКТИВИ ТА ПАСИВИ КОМПАНІЇ

тис. грн.

	2000		2001	
	СУМА	%	СУМА	%
СТРУКТУРА АКТИВУ				
I. Необоротні активи	1 202 950	41,05	3 210 098	64,30
II. Оборотні активи	1 727 157	58,94	1 781 899	35,69
III. Витрати майбутніх періодів	215	0,01	552	0,01
Разом актив	**2 930 322**	**100,00**	**4 992 549**	**100,00**
СТРУКТУРА ПАСИВУ				
I. Власний капітал	233 476	7,97	2 364 234	47,36
II. Забезпечення наступних витрат і платежів	8 309	0,28	29 691	0,59
III. Довгострокові зобов'язання	365 639	12,48	538 435	10,78
IV. Поточні зобов'язання	2 322 898	79,27	2 060 189	41,27
Разом пасив	**2 930 322**	**100,00**	**4 992 549**	**100,00**

За рахунок проведенної у 2001 році переоцінки необоротних активів Компанії відбулось збільшення власного капіталу (стаття "Інший додатковий капітал") на суму 2 072,8 млн. грн.

Комплексний аналіз показників фінансової звітності ВАТ "Центренерго" за 2001 рік свідчить про здійснення ефективної економічної політики керівництвом Компанії. Досягнутий рівень фінансових показників забезпечує передумови для переходу від стабільності до економічного зростання в діяльності Компанії.



ПОКАЗНИК	2000	2001	ЗМІНА ЗА ПЕРІОД
Показники платоспроможності			
Коефіцієнт поточної ліквідності	0,74	0,87	0,13
Коефіцієнт миттєвої ліквідності	0,66	0,78	0,12
Коефіцієнт абсолютної ліквідності	–	0,01	0,01
Показники операційної діяльності			
Коефіцієнт валового продажу, %	- 20,73	14,50	35,2
Коефіцієнт валового доходу, %	6,56	8,77	2,21
Коефіцієнт операційного прибутку, %	2,02	13,56	11,54
Прибутковість продажів, %	- 0,11	7,24	7,35
Оборотність товарно-матеріальних запасів, разів	5,961	6,004	0,04
Коефіцієнт оборотності запасів, разів	9,634	8,279	- 1,36
Показники фінансової стійкості			
Власні засоби (капітал та резерви), тис. грн	233 476	2 364 234	2 130 758
Поточні зобов'язання, тис. грн.	2 322 898	2 060 189	- 262 709
Коефіцієнт співвідношення запозиченого та власного капіталу	11,55	1,11	- 10,44
Коефіцієнт концентрації власного капіталу	0,08	0,47	0,39
Коефіцієнт концентрації запозиченого капіталу	0,92	0,53	- 0,39
Коефіцієнт автономії	0,08	0,47	0,39
Показники прибутковості			
Чистий доход, тис. грн.	1 532 458	1 792 304	259 846
Прибуток від звичайної діяльності до оподаткування, тис. грн.	–	229 622	229 622
Чистий прибуток, тис. грн.	- 1 695	129 850	131 545
Рентабельність продажів, %	- 0,11	7,24	7,35
Рентабельність активів (ROA), %	–	0,01	0,01
Рентабельність капіталу (ROE), %	- 0,77	10,00	10,77
Коефіцієнт оборотності активів, разів	0,156	0,452	0,30

Основними висновками аналізу фінансової звітності ВАТ "Центренерго" є:

- економічні показники діяльності за 2001 рік мають позитивну динаміку в порівнянні з попереднім періодом;
- в 2001 році Компанія досягла значного покращення фінансового становища, зросли показники ліквідності, отримано прибуток в розмірі 129,8 млн. грн, знижено показники кредиторської заборгованості Компанії;
- збільшено загальний та факторні показники рентабельності, зокрема рентабельність власного капіталу та оборотних активів, що підвищує інвестиційну привабливість Компанії для вітчизняних та іноземних інвесторів.







Аудиторська компанія –
Товариство з обмеженою відповідальністю
"УПК – Аудит Лтд"
01004, м.Київ вул. Червоноармійська, 25 для листів: 01025 Київ-25 а/я 134
код ЄДРПОУ 30674018
р/р 26008012818416 в Укрексімбанку м. Київ МФО 322313
Тел. 228-68-19, 228-14-42 факс 228-66-68 E-mail upk-audit@adamant.net

---

АУДИТОРСЬКИЙ ВИСНОВОК.

05 березня м. Київ

Згідно з договором № 01-169 від 01.12.2000 р. незалежними аудиторами АК ТОВ "УПК - Аудит ЛТД", яке здійснює аудиторську діяльність на підставі свідоцтва про внесення в Реєстр суб'єктів аудиторської діяльності № 2228, виданого за рішенням Аудиторської палати України №98 від 26.01.2001 р. проведено аудит поданого в додатку балансу відкритого акціонерного товариства "Центренерго" з визначеною валютою 4 992 549 тис. грн. за станом на 31.12.2001 р., звіту про фінансові результати за 2001 рік, про рух грошових коштів станом на 31.12.2001 р., звіту про власний капітал станом на 31.12.2001 р. та приміток до фінансової звітності за 2001 рік. Відповідальність стосовно достовірності фінансової звітності несе керівництво Товариства. Обов'язком аудиторської компанії є надання висновку стосовно поданої на розгляд інформації на підставі проведеного аудиту.

Ми провели перевірку у відповідності з вимогами Закону України "Про аудиторську діяльність" та "Національними нормативами аудиту в Україні". Ці нормативи вимагають, щоб планування та проведення аудиту було спрямоване на одержання розумних підтверджень щодо відсутності у фінансовій звітності суттєвих помилок.

Використовуючи тести, ми перевірили інформацію, яка підтверджує цифровий матеріал, покладений в основу звітності. Під час аудиторської перевірки були проаналізовані бухгалтерські принципи, які використовуються Товариством та розглянуті принципи формування матеріальних статей балансу, затверджених керівництвом Товариства, а також звітність в цілому. Ми вважаємо, що під час перевірки було зібрано достатньо матеріалів для висновку.

Масштаби нашої роботи не були обмежені.

Система обліку Товариства відповідає його розміру, структурі і виду діяльності, забезпечує регулярний збір інформації, необхідної для складання фінансової звітності.

Висновки, виведені аудитором, на основі всіх тестів, пов'язаних зі змістом перевіреної звітності, надали аудиторам змогу сформувати свою незалежну думку, яка полягає в наступному.

Звітність ВАТ "Центренерго" , що знаходиться у м. Києві по вул.. Комінтерна, 27 та зареєстроване Залізничною районною державною адміністрацією м. Києва (свідоцтво № 6517 від 01.09.98 р.) і має код ЄДРПОУ 22927045, складена на основі дійсних даних бухгалтерського обліку і відображає фінансовий стан Товариства в усіх суттєвих аспектах на 31.12.2001 року по результатам операцій за період з 01.01.01 р. по 31.12.01 р.

Заступник генерального директора
АК ТОВ "УПУ – Аудит Лтд" Т.І.Лавернова

Аудитор
(сертифікат № 003533 від 03.12.98 р.) Т.Л.Гріщенко



БАЛАНС
ВАТ "ЦЕНТРЕНЕРГО" ЗА 2001 РІК

тис. грн.

АКТИВ	2000	2001
I. Необоротні активи		
Нематеріальні активи:		
залишкова вартість	1 113	2 851
первісна вартість	1 488	3 788
знос	375	937
Незавершене будівництво	297 485	376 138
Основні засоби:		
залишкова вартість	902 968	2 829 713
первісна вартість	1 863 535	4 935 259
знос	960 567	2 105 546
Довгострокові фінансові інвестиції:		
які обліковуються за методом участі в капіталі інших підприємств		
інші фінансові інвестиції		
Довгострокова дебіторська заборгованість	1 384	1 396
Відстрочені податкові активи		
Інші необоротні активи		
Усього за розділом I	**1 202 950**	**3 210 098**
II. Оборотні активи		
Запаси:		
виробничі запаси	193 088	172 961
тварини на вирощуванні та відгодівлі	721	1 301
незавершене виробництво	256	11
готова продукція	41	26
товари	6 132	4 282
Векселі одержані	1 742	14 471
Дебіторська заборгованість за товари, роботи, послуги:		
чиста реалізаційна вартість	1 352 768	1 431 009
первісна вартість	1 356 748	1 431 456
резерв сумнівних боргів	3 980	447
Дебіторська заборгованість за розрахунками:		
з бюджетом	902	73
за виданими авансами	6 824	77
з нарахованих доходів		
із внутрішніх розрахунків		
Інша поточна дебіторська заборгованість	49 511	79 958
Поточні фінансові інвестиції		
Грошові кошти та їх еквіваленти:		
в національній валюті	4 480	12 207
в іноземній валюті	324	482
Інші оборотні активи	110 368	65 041
Усього за розділом II	**1 727157**	**1 781 899**
III. Витрати майбутніх періодів	**215**	**552**
Баланс	**2 930 322**	**4 992 549**



тис. грн.

ПАСИВ	2000	2001
I. Власний капітал		
Статутний капітал	92 351	92 351
Пайовий капітал		
Додатковий вкладений капітал		
Інший додатковий капітал	638 231	2 704 064
Резервний капітал		6 493
Нерозподілений прибуток (непокритий збиток)	– 497 106	– 438 674
Неоплачений капітал		
Вилучений капітал		
Усього за розділом I	**233 476**	**2 364 234**
II. Забезпечення наступних витрат і платежів		
Забезпечення виплат персоналу		
Інші забезпечення		
Цільове фінансування	8 309	29 691
Усього за розділом II	**8 309**	**29 691**
III. Довгострокові зобов'язання		
Довгострокові кредити банків	360 081	395 394
Інші довгострокові фінансові зобов'язання	3 030	3 030
Відстрочені податкові зобов'язання		99 772
Інші довгострокові зобов'язання	2 528	40 239
Усього за розділом III	**365 639**	**538 435**
IV. Поточні зобов'язання		
Короткострокові кредити банків	10 771	151 301
Поточна заборгованість за довгостроковими зобов'язаннями		
Векселі видані	108 051	59 027
Кредиторська заборгованість за товари, роботи, послуги	1 833 952	1 475 214
Поточні зобов'язання за розрахунками:		
з одержаних авансів	90	59
з бюджетом	98 971	48 581
з позабюджетних платежів	91 831	31 908
зі страхування	443	1 115
з оплати праці	965	2 307
з учасниками	6 799	68 730
із внутрішніх розрахунків		
Інші поточні зобов'язання	171 025	221 947
Усього за розділом IV	**2 322 898**	**2 060 189**
V. Доходи майбутніх періодів		
Баланс	**2 930 322**	**4 992 549**



ЗВІТ
ПРО ФІНАНСОВІ РЕЗУЛЬТАТИ

тис. грн.

СТАТТЯ	2000	2001
Доход (виручка) від реалізації продукції (товарів, робіт, послуг)	**1 838 422**	**2278213**
Податок на додану вартість	305 964	380 629
Акцизний збір		
Інші вирахування з доходу		105 280
Чистий доход (виручка) від реалізації продукції (товарів, робіт, послуг)	1 532 458	1 792 304
Собівартість реалізованої продукції (товарів, робіт, послуг)	1 431 896	1 635 208
Валовий:		
прибуток	100 562	157 096
збиток		
Інші операційні доходи	224 040	274 249
Адміністративні витрати	22 938	28 042
Витрати на збут		
Інші операційні витрати	270 738	160 284
Фінансові результати від операційної діяльності:		
прибуток	30 926	243 019
збиток		
Доход від участі в капіталі		
Інші фінансові доходи		17 369
Інші доходи	1 078	35 745
Фінансові витрати	15 376	60 532
Втрати від участі в капіталі		
Інші витрати	18 323	85 274
Фінансові результати від звичайної діяльності до оподаткування:		
прибуток		150 327
збиток	1 695	
Податок на прибуток від звичайної діяльності		75 983
Фінансові результати від звичайної діяльності:		
прибуток		74 344
збиток	1 695	
Надзвичайні:		
доходи		79 295
витрати		
Податки з надзвичайного прибутку		23 789
Чистий:		
прибуток		129 850
збиток	1 695	



ЗВІТ
ПРО РУХ ГРОШОВИХ КОШТІВ

тис. грн.

СТАТТЯ	2000		2001	
	НАДХОДЖЕННЯ	ВИДАТОК	НАДХОДЖЕННЯ	ВИДАТОК
I. Рух коштів у результаті операційної діяльності				
Прибуток (збиток) від звичайної діяльності до оподаткування		1 695	150 327	
Коригування на:				
амортизацію необоротних активів	60 062	X	79 466	X
збиток (прибуток) від нереалізованих курсових різниць		29	15	
збиток (прибуток) від неопераційної діяльності	17 245		51 673	
Витрати на сплату відсотків	15 376	X	41 019	X
Прибуток (збиток) від операційної діяльності до зміни в чистих оборотних активах	90 959		322 500	
Зменшення (збільшення):				
оборотних активів		19 102	29 969	
витрат майбутніх періодів		6		337
Збільшення (зменшення):				
поточних зобов'язань	6 430			382 513
доходів майбутніх періодів	4 035			
Грошові кошти від операційної діяльності	82 316			30 381
Сплачені:				
відсотки	X	7 681	X	33 358
податки на прибуток	X	111 136	X	
Чистий рух коштів до надзвичайних подій		36 501		63 739
Чистий рух коштів від операційної діяльності		36 501		63 739
II. Рух коштів у результаті інвестиційної діяльності				
Реалізація:				
необоротних активів		X	236	X
Інші надходження	5 453	X	21 382	X
Придбання:				
необоротних активів	X	138 277	X	10 981
Інші платежі	X	17 695	X	78 563
Чистий рух коштів до надзвичайних подій		150 519		67 926
Чистий рух коштів від інвестиційної діяльності		150 519		67 926
III. Рух коштів у результаті фінансової діяльності				
Отримані позики	353 619	X	296 342	X
Інші надходження		X		X
Погашення позик	X	154 388	X	153783
Сплачені дивіденди	X	9 131	X	2 994
Інші платежі	X	449	X	
Чистий рух коштів до надзвичайних подій	189 651		139 565	
Рух коштів від надзвичайних подій				
Чистий рух коштів від фінансової діяльності	189 651		139 565	
Чистий рух коштів за звітний період	2 631		7 900	
Залишок коштів на початок року	2 144	X	4 804	X
Вплив зміни валютних курсів на залишок коштів	29			15
Залишок коштів на кінець року	4 804	X	12 689	X



ЗВІТ
ПРО ВЛАСНИЙ КАПІТАЛ

тис. грн.

СТАТТЯ	СТАТУТНИЙ КАПІТАЛ	ІНШИЙ ДОДАТКОВИЙ КАПІТАЛ	РЕЗЕРВНИЙ КАПІТАЛ	НЕРОЗПОДІЛЕНИЙ ПРИБУТОК	РАЗОМ
Залишок на початок року	92 351	640 999		–456 892	276 458
Коригування:					
Зміна облікової політики					
Виправлення помилок		–2 768		–40 214	–42 982
Інші зміни					
Скоригований залишок на початок року	92 351	638 231		–497 106	233 476
Переоцінка активів:					
Дооцінка основних засобів		2 079 785			2 079 785
Уцінка основних засобів		7 035			7 035
Дооцінка незавершеного будівництва		11			11
Уцінка незавершеного будівництва					
Чистий прибуток (збиток) за звітний період				129 850	129 850
Розподіл прибутку:					
Виплати власникам (дивіденди)				64 925	64 925
Спрямування прибутку до статутного капіталу					
Відрахування до Резервного капіталу			6 493	6 493	
Вилучення капіталу:					
Викуп акцій (часток)					
Вилучення частки в капіталі					
Зменшення номінальної вартості акцій					
Інші зміни в капіталі:					
Безкоштовно отримані активи		105			105
Інші		-7 033			-7 033
Разом змін в капіталі		2 065 833	6 493	58 432	2 130 758
Залишок на кінець року	**92 351**	**2 704 064**	**6 493**	**–438 674**	**2 364 234**



ПРИМІТКИ ДО ФІНАНСОВОЇ ЗВІТНОСТІ ВАТ "ЦЕНТРЕНЕРГО" ЗА 2001 РІК

I. ЗАГАЛЬНІ ПОЛОЖЕННЯ

Фінансова звітність отримана шляхом узагальнення звітності структурних одиниць ВАТ "Центренерго" із застосуванням Облікової політики та оцінок відповідно до вимог Закону України "Про бухгалтерський облік та фінансову звітність в Україні" від 16 липня 1999 року № 996-XIV і національних стандартів бухгалтерського обліку.

При складанні звітності враховані вимоги Міністерства Фінансів України, Державної комісії з цінних паперів та фондового ринку, Державної податкової адміністрації України.

Фінансова звітність охоплює період з 01.01.2001 року по 31.12.2001 року.
Фінансові звіти складені у національній валюті України – гривні.
Одиниця виміру у звітних формах – тисяча гривень.

II. ПРИМІТКИ ДО ФОРМИ 1 "БАЛАНС"

2.1. Необоротні активи

Загальний приріст необоротних активів ВАТ "Центренерго" за 2001 рік склав 2 007 148 тис. грн., або 166,9% в порівнянні з попереднім роком. Приріст необоротних активів зумовлений проведеною експертною дооцінкою основних фондів Компанії на суму 2 079 785 тис. грн. Залишкова вартість основних фондів Компанії на кінець року склала 2 829 713 тис. грн.

2.1.1. Нематеріальні активи

У складі нематеріальних активів відображається програмне забезпечення. Приріст нематеріальних активів по залишковій вартості за 2001 рік склав 1 738 тис. грн., або 156,2%.

2.1.2. Незавершене будівництво

У статті "Незавершене будівництво" відображена вартість незавершених капітальних інвестицій у будівництво, створення, виготовлення, реконструкцію, модернізацію, придбання необоротних активів Компанії. Приріст незавершеного будівництва за 2001 рік складає 78 653 тис. грн. або 26%. Зростання незавершеного будівництва в значній мірі відбулося за рахунок реконструкції блоку №8 Зміївської ТЕС.

2.1.3. Основні засоби

В 2001 році незалежним експертом проведена дооцінка основних засобів Компанії на загальну суму 2 081 974 тис. грн., уцінка на суму – 84 775 тис. грн., в т.ч. віднесено на збільшення додаткового капіталу на 2 072 750 тис. грн.

2.1.4. Амортизація основних засобів та нематеріальних активів

Необоротні активи амортизуються за прямолінійним методом. Класифікація основних засобів по групах, норми амортизаційних відрахувань визначаються, виходячи зі строку корисного використання об'єкту основного засобу (згідно стандарту №7) та відповідно до чинного законодавства України та Постанов Уряду.

2.2. Необоротні активи

2.2.1. Запаси

Запаси відображаються за купівельною вартістю та використовуються для експлуатаційних потреб підприємства. Протягом 2001 року запаси Компанії скоротились на 21 657 тис. грн., або 12,1%. Близько 97% запасів Компанії становлять виробничі запаси, в порівнянні з початком року вони скоротились на 10,4%. Рядки "Незавершене виробництво" та "Готова продукція" займають незначну частку в запасах. На кінець року запаси Компанії склали 178 581 тис. грн.

2.2.2. Дебіторська заборгованість

Дебіторська заборгованість Компанії протягом 2001 року збільшилась на 113 568 тис. грн., в тому числі за товари, роботи та послуги збільшилась на 61 842 тис. грн.





Основним дебітором Компанії є ДП "Енергоринок" за поставлену електроенергію. Заборгованість ДП "Енергоринок" на 01.01.2002 року становила 1 390 791 тис. грн.

Для відображення реального фінансового стану Компанія створює резерв сумнівних боргів. В 2001 році створено резерв сумнівних боргів на теплоенергію в сумі 370 тис. грн. Нарахування резерву сумнівних боргів відображено у складі інших операційних доходів та витрат зведеного Звіту про фінансові результати.

3. Власний капітал

Власний капітал враховується в статтях "Статутний капітал", "Інший додатковий капітал" (відображення суми минулих переоцінок основних фондів, а також майно, що не увійшло до оціночного акту Компанії (соціальна сфера), "Резервний капітал" і "Нерозподілений прибуток".

Статутний капітал Компанії становить 92 351 тис. грн. і розподілений на 369 407 108 акцій номінальною вартістю 0,25 грн.

У статті "Резервний капітал" наводиться сума резервів, створених, відповідно до чинного законодавства або установчих документів, за рахунок нерозподіленого прибутку підприємства. Протягом 2001 року Компанія сформувала резервний капітал в розмірі 5% від чистого прибутку, сума резервного капіталу Компанії складає 6 493 тис. грн.

"Інший додатковий капітал" відображає суми минулих переоцінок основних засобів, незавершеного будівництва та вартість майна, що не увійшла до Статутного фонду при приватизації компанії (соціальна сфера є державним майном). На кінець року дана стаття зросла на 2 065 833 тис. грн. та склала 2 704 064 тис. грн.

В статті "Нерозподілений прибуток" відображається сума нерозподіленого прибутку,



на покриття збитків минулих років направлено 45% чистого прибутку Компанії, що становить 58 432 тис. грн.

Власний капітал ВАТ "Центренерго" за 2001 рік зріс на 2 130 758 тис. грн. за рахунок проведеної дооцінки основних засобів, яка збільшила додатковий капітал.

Відстрочені податкові зобов`язання, виходячи із інструктивних матеріалів Міністерства Фінансів України до введення в дію Положення (стандарту) бухгалтерського обліку 17 "Податок на прибуток" за 2001 рік, складають 99 772 тис. грн.

Забезпечення наступних виплат і платежів збільшилось на 21 382 тис. грн. за рахунок цільового фінансування реконструкції блоку №8 на Зміївській ТЕС.

III. ПРИМІТКИ ДО ФОРМИ 2 "ЗВІТ ПРО ФІНАНСОВІ РЕЗУЛЬТАТИ"

3.1. Доход

Визнання доходу здійснювалось згідно з Положенням бухгалтерського обліку 15 "Дохід" під час збільшення активу або зменшення зобов'язання, що зумовлює зростання власного капіталу (за винятком зростання капіталу за рахунок внесків учасників підприємства).

Стаття "Чистий доход (виручка) від реалізації продукції (товарів, робіт, послуг)" в 2001 році збільшилась на 259 846 тис. грн. та склала 1 792 304 тис. грн.

Стаття "Інші операційні доходи" містить відомості про доходи від реалізації оборотних активів, операційної оренди активів, операційної курсової різниці, одержані пені, штрафи, неустойки, відшкодування раніше списаних активів, доходи від списання кредиторської заборгованості, одержані гранти та субсидії, інші доходи від операційної діяльності. До складу даної статті включені відповідні операційні доходи структурних одиниць.

Стаття "Інші доходи" містить дані щодо доходів від реалізації необоротних активів, доходів від неопераційної курсової різниці, безоплатно одержаних активів, інших доходів від звичайної діяльності.

3.2. Витрати

До складу інших операційних включені витрати на дослідження і розробки, собівартість реалізованих виробничих запасів, сумнівні та безнадійні борги, втрати від операційної курсової різниці, втрати від знецінення запасів, нестачі і втрати від псування цінностей, визнані штрафи, пені, неустойки, утримання об'єктів соціально-культурного призначення, інші витрати операційної діяльності.

До складу статті "Інші витрати" включена собівартість реалізованих необоротних активів, віднесені втрати від неопераційних курсових різниць, уцінка необоротних активів і фінансових інвестицій, втрати від списання необоротних активів, інші витрати звичайної діяльності.

IV. ПРИМІТКИ ДО ФОРМИ 3 "ЗВІТ ПРО РУХ ГРОШОВИХ КОШТІВ"

В результаті операційної діяльності Компанії бракувало коштів у сумі 63 739 тис. грн.; в результаті інвестиційної діяльності – 67 926 тис. грн., від фінансової діяльності протягом 2001 року надійшло 139 565 тис. грн.

V. ПРИМІТКИ ДО ФОРМИ 4 "ЗВІТ ПРО ВЛАСНИЙ КАПІТАЛ"

Статутний фонд утворений шляхом випуску 369 407 108 простих акцій, номінальною вартістю 0,25 грн. Частка простих акцій у статутному фонді підприємства складає 100%. За підсумками діяльності в 2001 році Компанією планується направити на виплату дивідендів 64 925 тис. грн.



ІНФОРМАЦІЯ ДЛЯ АКЦІОНЕРІВ

Найменування емітента	**ВАТ "Державна енергогенеруюча компанія "Центренерго"**
Місцезнаходження	вул. Комінтерна, 27, м. Київ 01032, Україна
Галузь	Електроенергетика
Відомості про реєстрацію	
Дата реєстрації	1 вересня 1998 року
Місце реєстрації	Залізнична райдержадміністрація, м. Київ
Свідоцтво про реєстрацію	№ 6517
Контактна інформація	
Телефон	+ (380 44) 249 -1308
Факс	+ (380 44) 221 -4614
Корпоративний веб-сайт	www.centrenergo.com
E-mail	kanc@centrenergo.com
Відділ роботи з акціонерами	
Телефон	+ (380 44) 248-8403
E-mail	zayac@centrenergo.com
Акції та акціонерний капітал	
Загальна кількість акцій	369 407 108
Кількість простих іменних акцій	369 407 108
Номінальна вартість	0,25 грн.
Статутний фонд	92 351 777 грн.
Тікер (ПФТС)	CEEN
Рівень лістингу (ПФТС)	Перший
Реєстратор	**ВАТ "Фінансова компанія "Укрнафтогаз"**
Адреса	вул. Празька, 5, м. Київ, 02090, Україна
Телефон	+ (380 44) 551-9540, 551-9514
Факс	+ (380 44) 551-9540, 552-0241
E-mail	reestr@naftogaz.com.ua
Аудитор	**ТОВ "УПК – Аудит Лтд"**
Місцезнаходження	вул. Червоноармійська, 25, м. Київ, 01004, Україна
Телефон	+ (380 44) 228-6819, 228-1442
Факс	+ (380 44) 228-6668
E-mail	upk-audit@adamant.net


ЗО ВАТ "ЦЕНТРЕНЕРГО"



The main objective of the activity of "Centrenergo" OJSC is to receive profits, to provide for sustainable electric and thermal power generation, to achieve sustainable improvement of production and financial results of the Company's activity in the interests of the shareholders.

MAJOR PERFORMANCE RESULTS

INDICATOR	1999	2000	2001
Electricity generation, *mln kWh.*	18 726,8	16 486,2	16 980,9
Consumed for own needs, *mln kWh.*	1 364,5	1 156,8	1 200,7
Electricity supplied, *mln kWh.*	17 362,4	15 329,4	15 780,3
Thermal power supplied, *thousand Gcal.*	504,5	428,7	427,3
Installed capacity, *Megawatt*	7 550,0	7 550,0	7 550,0
Operating capacity, *Megawatt*	4 730,3	2 400,2	2 637,4

ELECTRICITY GENERATION


20 000
10 000
MLN KWH.
18 726,8
16 486,2
16 980,9
1999
2000
2001

NET INCOME (RECEIPTS) FROM SALE


2 000 000
0
UAH THOUSAND
1 933 274
1 532 458
1 792 304
1999
2000
2001

NET PROFIT (LOSS)


130 000
0
- 5 000
UAH THOUSAND
63 413
- 1 695
129 850
1999
2000
2001

TOTAL ASSETS


5 000 000
0
UAH THOUSAND
2 723 122
2 930 322
4 992 549
1999
2000
2001

INDICATOR	1999	2000	2001
Net income (receipts) from sale, *UAH thousand*	1 933 274	1 532 458	1 792 304
Profit (loss) before tax, *UAH thousand*	134 355	– 1 695	229 622
Net profit (loss), *UAH thousand*	63 413	– 1 695	129 850
Net income per share, *UAH*	5,2334	4,1484	4,8518
Net profit per share, *UAH*	0,171	– 0,0045	0,3515
Total assets, *UAH thousand*	2 723 122	2 930 322	4 992 549
Return on assets *(ROA)*	0,0268	– 0,0006	0,0328
Return on equity *(ROE)*	0,1054	– 0,0077	0,1



ADDRESS OF THE CHAIRMAN OF THE BOARD



DEAR SHAREHOLDERS

Centrenergo Joint Stock Company's mission is to provide for sustainable supply with electric and thermal power, to improve production and financial results of the Company's activity and to increase the Company's assets in the interests of the shareholders.

Last year Ukraine's energy sector was in the process of reforming, which was related to extensive structural changes as well as the attempts to develop the energy market.

Though electric power generating companies continued to operate in the conditions of fuel shortages and incomplete payment for the supplied electricity, positive trends in this sphere of national economy still have been noticeable.

In the history of Centrenergo Joint Stock Company this year was a year of the most positive changes and encouraging achievements. The Company has managed to attain much higher quality standards of its production and financial performance. It was a result of the successive development strategy, the hard and purposeful work of the Company's staff; reasonable technical policy directed on timely repairs and of course better payment for the electric power supplied to "Energorynok" SE.

In 2001 we managed to increase electric power generation up to almost 17 billion KWh, which enlarged the Company's share in the national energy production to 9.9%. Significant improvement of the payment for electricity made the Company one of the most profitable electric power generating TPPs in Ukraine.

Today one of our priorities is to establish and develop efficient cooperation with domestic and international partners.

Our main goal is to increase electricity production while keeping high quality of the equipment maintenance and repair works, as well as the TPP rehabilitation standards established by the Company to provide for environment protection. So, this year was an important stage in the implementation of the joint project of Centrenergo JSC and "Zmiyivska TPP to Replace Chernobyl NPP" Consortium. This project is to be completed in November 2002, when the Company's reconstructed power unit will be put into operation. We consider international cooperation beneficial for our Company and national energy sector on the whole.

We believe 2002 year to be a crucial one for our Company's efficient privatization, further development of its organizational structure, as well as settlements system improvement at the Ukrainian energy market.

We are determined to further develop the production capacities of our Company, improve its financial performance to meet the expectations of our stockholders, personnel, investors and the country on the whole.

Oleksandr Soloviov

Chairman of the Board,
General Director

GENERAL INFORMATION ABOUT THE COMPANY



Centrenergo Joint Stock Company is one of the leading power generation companies of Ukraine. It owns three thermal power points – Vuglegirska TPP, Zmiyvska TPP and Trypilska TPP. The installed total capacity of the units' equipment amounts to 7550 Megawatt which makes up 14.7% of the installed total capacity of all the electricity generators in Ukraine. According to this figure, Centrenergo occupies the fourth position among the power generating companies of Ukraine. Power generating units of the Company are located in industrially developed areas of Ukraine – Kyivska, Donetska and Kharkivska oblasts.

There are 23 power units with the capacity from 175 to 800 Megawatt including 14 coal and 9 gas-and-oil-burning points at the power stations of Centrenergo. In 2001 power stations of the Company generated 16 981 mln kWh of electricity. According to this indicator, Centrenergo occupies the fourth position among the power generating companies of Ukraine.

The power stations of Centrenergo have advantageous geographical location. Vuglegirska TPP is the most powerful station of the Company. It is located in the industrially developed Donbass region, which is characterized by numerous power-consuming industrial enterprizes and its nearness to Russian borders.

The third power station of Centrenergo is Trypilska TPP, which is near Kyiv. After Chernobyl NPP was shut down, Trypilska TPP has been remaining the most powerful electrical energy source in Kyivska region.

In 2001 9350 highly qualified specialists ensured reliable and sustainable operation of all the Company's units.



COMPANY'S SECURITIES

MARKET QUOTATION OF THE SECURITIES

During the year 2001 the Company's stocks were highly demanded the PFTS (Ukrainian stock exchange).

The Company's stocks maintain high liquidity rates and since 1997 have always been listed as the first level securities at the PFTS and also have long been ranked among the top three Ukrainian securities with the highest marketing quotations. These facts are the indicator of the strong economic capacity of the Company and the important role it plays in Ukraine's economic sector.

During the year 2001 the exchange cost of the stocks of Centrenergo JSC traded at the PFTS varied from 1 to 3.5 times of their nominal value.

The dishonorable attempts to drive into bankruptcy and to liquidate some Ukrainian energy generating companies had negative influence on the market value of stocks of almost every company operating in the national energy sector. However, it is encouraging to note that, despite the fact that the Company was among the corporations that suffered from the unfavorable market situation, its market capitalization value of the end of 2001 was estimated at USD 18.4 million.

The management of Centrenergo JSC has good reasons to look forward with a great deal of optimism considering the notable

"CENTRENERGO" OJSC SHAVE QUATATIEN AT THE PFTS IN THE YEAR 2001


USD
2.5
2
1.5
1
0.5
0
10.08.1997
01.14.1998
04.08.1998
07.02.1998
09.25.1998
12.18.1998
03.24.1999
06.22.1999
10.05.1999
12.30.1999
04.21.2000
08.03.2000
10.27.2000
02.01.2001
05.03.2001
08.08.2001
11.05.2001
02.04.2002
MAX BID
MIN ASK
QUOTED PRICE



growth of the production and financial performance indicators of the Company during the year 2001.

It might be pertinent to mention in this context that the Company's management decided to allocate UAH 64 million to pay dividends to its stockholders from the annual profit of UAH 129.85 million made in 2001.

It is also very encouraging that the Company's assets have increased 1.7 times and the Company's management plans to raise the stock nominal value 5.2 times, from UAH 0.25 to UAH 1.3 when the next scheduled meeting of the stockholders approves the initiative.

The secondary market has been quite quick to respond to these positive trends by a notable growth of the demand for the stocks and increased market capitalization value.

In 2001 the market property-to-sales (P/S) ratio of the Company was estimated at 0.0546, while the market property to earnings (P/E) ratio made up 0.7537.

As in 2001 the indicators of the financial performance of the Company improved and the privatization was successfully undertaken, the Company's securities have tended to become more and more attractive for potential investors.

EQUITY CAPITAL

Statutory Fund of the Company makes up UAH 92,351,777 divided into 369,407,108 ordinary registered shares with nominal value of UAH 0.25 per share.

The state owns 78.29% of the Company's stocks, which are controlled by the State Property Fund of Ukraine. 50% plus one share of these stocks will be in state property till November 10, 2001, 21.71% of the Company's shares have been sold in the course of preferential placement (11.71% shares have been owned by the Company's staff, and 10% have been in the property of the Company's management). Most of these shares have been later redeemed, and now are traded beyond the formal stock exchange market. MFS JSC, Alfa Capital and ING Barings Ukraine are the biggest nominal stockholders of the Company.

AMERICAN DEPOSITORY RECEIPTS (ADR) PROGRAM

In October 2000 the Company launched the program of issue and distribution of the first level ADRs. On October 16, 2000 the Company made a contract with The Bank of New York on the issue of the first level American Depository Receipts. The Bank of New York became a depository and "ING Barings Ukraine" acted as a local custodian.

"Dragon Capital" Investment Company is a financial advisor of the Centrenergo JSC under the ADR Program, while Baker&McKenzie and Lawrence Graham provide legal consulting services to the Centrenergo JSC management.

Since November 3, 2001 the Company's ADRs (CTEUY) are quoted at the Newex Austria-based Stock Exchange of the city of Vienna.

Each ADR is as good as 50 shares of Centrenergo JSC. ADR issues are limited to 21.7% of the total stock value considering the fact that 78.3% shares are still owned by the state.

The Company's plan for the future is the implementation of the third level ADR Program, what will help attract additional investment resources to support future development projects of the Company.



THE "CENTRENERGO" OJSC FINANCIAL STATEMENTS OF 2001

"CENTRENERGO" OJSC BALANCE SHEET OF 2001

UAH THOUSAND

ASSETS	2000	2001
I. Non-current Assets		
Intangible assets:		
residual value	1 113	2 851
historical cost	1 488	3 788
depreciation	375	937
Incomplete construction	297 485	376 138
Fixed assets:		
residual value	902 968	2 829 713
historical cost	1 863 535	4 935 259
depreciation	960 567	2 105 546
Long-term financial investments:		
accounted for on the basis of participation in other companies		
other financial investments		
Long-term accounts receivable:	1 384	1 396
deferred tax assets		
other non-current assets		
Sub-total section I	**1 202 950**	**3 210 098**
II. Current Assets		
Inventory:		
production stock	193 088	172 961
livestock	721	1 301
work- in-progress	256	11
finished goods	41	26
Goods	6 132	4 282
Notes receivable	1 742	14 471
Accounts receivable for goods, works and services:		
net selling price	1 352 768	1 431 009
historical cost	1 356 748	1 431 456
provision for doubtful debts	3 980	447
Accounts receivable on settlements:		
with the budget	902	73
on advance payments issued	6 824	77
on income charged		
on intercompany transactions		
Other current receivables	49 511	79 958
Current financial investments		
Cash and cash equivalents:		
in national currency	4 480	12 207
in foreign currency	324	482
Other current assets	110 368	65 041
Sub-total section II	**1 727157**	**1 781 899**
III. Expenses for future periods	**215**	**552**
Balance	**2 930 322**	**4 992 549**



UAH THOUSAND

LIABILITIES	2000	2001
I. Equity		
Statutory fund	92 351	92 351
Joint capital		
Additionally paid-up capital		
Other additional capital	638 231	2 704 064
Reserve capital		6 493
Retained earnings (irrecoverable loss)	– 497 106	– 438 674
Unpaid capital		
Withdrawn capital		
Sub-total section I	**233 476**	**2 364 234**
II. Provisioning for future expenses and payments		
Provisioning for payments to employees		
Other provisions		
Target financing	8 309	29 691
Sub-total section II	**8 309**	**29 691**
III. Long-term Liabilities		
Long-term bank loans	360 081	395 394
Long-term financial liabilities	3 030	3 030
Deferred tax liabilities		99 772
Other long-term liabilities	2 528	40 239
Sub-total section III	**365 639**	**538 435**
IV. Current Liabilities		
Short-term bank loans	10 771	151 301
Current debt on long-term liabilities		
Notes issued	108 051	59 027
Payables for goods, works and services	1 833 952	1 475 214
Current liabilities on settlements:		
advances received	90	59
with the budget	98 971	48 581
with non-budget funds	91 831	31 908
insurance	443	1 115
payments to employees	965	2 307
with participants	6 799	68 730
intercompany transactions		
Other current liabilities	171 025	221 947
Sub-total section IV	**2 322 898**	**2 060 189**
V. Deferred income		
Balance	**2 930 322**	**4 992 549**



INCOME STATEMENT

UAH THOUSAND

ITEM	2000	2001
Income (receipts) from sale of products (goods, works, services)	**1 838 422**	**2278213**
Value added tax	305 964	380 629
Excise duty		
Other deductions from income		105 280
Net income (receipts) from sale of products (goods, works, services)	1 532 458	1 792 304
Cost of products (goods, works, services) sold	1 431 896	1 635 208
Gross:		
profit	100 562	157 096
loss		
Other operating income	224 040	274 249
Administrative expenses	22 938	28 042
Selling expenses		
Other operating expenses	270 738	160 284
Financial results from operating activities:		
profit	30 926	243 019
loss		
Income from participation in equity		
Other financial income		17 369
Other income	1 078	35 745
Financial expenses	15 376	60 532
Expenses from participation in equity		
Other expenses	18 323	85 274
Financial results from ordinary activities before taxation:		
profit		150 327
loss	1 695	
Tax on profit from ordinary activities		75 983
Financial results from ordinary activities:		
profit		74 344
loss	1 695	
Extraordinary:		
income		79 295
expenses		
Tax on extraordinary profit		23 789
Net:		
profit		129 850
loss	1 695	



INFORMATION FOR SHAREHOLDERS

Issuer's Name	**"Centrenergo" State Open Joint Stock Power Generating Company**
Head office address:	27, Cominterna St., 01032, Kyiv, Ukraine
Economic sector	Electric power generation
Registration Information	
Company registration date	October 1, 1998
Registrar	Zaliznychnyi District Municipal Administration, Kyiv city
Registration Certificate	№ 6517
Contact Information	
Telephone	+ (380 44) 249 -1308
Facsimile	+ (380 44) 221 -4614
Corporate web-site	www.centrenergo.com
E-mail	kanc@centrenergo.com
Shareholders Relations Department	
Telephone	+ (380 44) 248-8403
E-mail	zayac@centrenergo.com
Shares and Equity Capital	
Total shares	369 407 108
Total ordinary registered shares	369 407 108
Face value per share	0,25 UAH
Statutory Fund	92 351 777 UAN
PFTS Ticker	CEEN
PFTS Listing level	First
Registrar	**"Ukrnaftogaz " Financial Company**
Address:	5, Prazhska St., 02090, Kyiv, Ukraine
Telephone	+ (380 44) 551-9540, 551-9514
Facsimile	+ (380 44) 551-9540, 552-0241
E-mail	reestr@naftogaz.com.ua
Auditor	**"UPK-Audit" Company Ltd.**
Address:	25, Chervonoarmiyska, 01004, Kyiv, Ukraine
Telephone	+ (380 44) 228-6819, 228-1442
Facsimile	+ (380 44) 228-6668
E-mail	upk-audit@adamant.net




СЕРТИФІКАТ
ІМЕННИХ АКЦ
Відкрито акціонерне товариство
"Державна енергогенеруюча компанія Центренер
Україна, 01032, м. Київ, вул. Комінтерну, 27
22927045
THE BANK OF NEW YORK
"CENTERENERG
SPECIMEN